Exhibit 12.1

Whirlpool Corporation

	Period
	Q1 2012	FY 2011	FY 2010	FY 2009	FY 2008	FY 2007
Earnings
Earnings (loss) before income taxes	$133	$(28)	$586	$293	$246	$804
Fixed charges	70	277	293	280	256	250

	$203	$249	$879	$573	$502	$1,054

Fixed charges
Portion of rents representative of the interest factor	$14	$55	$54	$52	$51	$46
Interest on indebtedness	54	213	225	219	203	203
Amortization of debt financing fees	2	9	14	9	2	1

	$70	$277	$293	$280	$256	$250

Ratio of earnings to fixed charges	2.9	0.9	3.0	2.0	2.0	4.2